JMP GROUP LLC

600 Montgomery Street, Suite 1100

San Francisco, CA 94111

September 17, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549

Attn:	David Lin, Staff Attorney

Re:	JMP Group LLC Registration Statement on Form S-1

File No. 333-233389

Ladies and Gentlemen:

JMP Group LLC (the “Company”) hereby requests that the U.S. Securities and Exchange Commission take appropriate action to declare the above-referenced Registration Statement on Form S-1 to become effective on Thursday, September 19, 2019, at 3:00 p.m., Eastern Time, or as soon thereafter as practicable.

The Company hereby authorizes Andrew Thorpe of Orrick, Herrington & Sutcliffe LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

The Company requests that it be notified of such effectiveness by a telephone call to Andrew Thorpe at (415) 773-5970.

[Signature Page Follows]

Very truly yours,

JMP GROUP LLC

By:	/s/ Raymond S. Jackson
Name:	Raymond S. Jackson
Title:	Chief Financial Officer

cc:	Walter Conroy, JMP Group LLC Andrew Thorpe, Orrick, Herrington & Sutcliffe LLP David Goldschmidt, Skadden, Arps, Slate, Meagher & Flom LLP

[Signature Page to Acceleration Request]